

FOR IMMEDIATE RELEASE

For more information contact:

Luis Eduardo Bravo / Macarena Gili
Investor Relations Department
Compañía Cervecerías Unidas S.A.
www.ccu-sa.com
(56-2) 427-3581 or 427-3416

CCU ANNOUNCES FIRST QUARTER 2007 VOLUMES

(Santiago, Chile, April 9, 2007) – CCU (NYSE: CU) reported today preliminary first quarter 2007 consolidated volumes.

The preliminary volume breakout by segment in hectoliters is as follows:

	First Quarter	
Chile:	Volumes	% Change
Beer	1,450,241	5.9%
Soft Drinks	984,548	7.2%
Nectars	154,199	31.1%
Mineral Waters	373,546	-0.7%
Wine – Domestic	96,701	6.0%
Wine – Export[1]	84,086	13.1%
Pisco	39,525	11.6%
Total Chile[2]	**3,182,847**	**6.7%**
Argentina:		
Beer	745,638	12.0%
Wine[1-3]	9,782	53.6%
Total Argentina	**755,420**	**12.3%**
TOTAL	**3,938,267**	**7.7%**

CCU plans to release its consolidated first quarter results by the last week of April.

CCU is a diversified beverage company operating principally in Chile and Argentina. CCU is the largest Chilean brewer, the second-largest Argentine brewer, the third-largest Chilean soft drink producer, the second-largest Chilean wine producer, the largest Chilean mineral water producer, one of the largest pisco producer and also participates in the confectionary industry in Chile. The Company has licensing and/or joint venture arrangements with Heineken Brouwerijen B.V., Anheuser-Busch Incorporated, PepsiCo Inc., Paulaner Brauerei AG, Schweppes Holdings Limited and Guinness Brewing Worldwide Limited. For more information, visit www.ccu-sa.com.

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[1] Does not include bulk wine sales.
[2] Does not include confectionery sales volume.
[3] Includes domestic and export sales volume.